FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16 UNDER the Securities Exchange Act of 1934

For September 1, 2022

Commission File Number: 001-15246

LLOYDS BANKING GROUP PLC

5th Floor
25 Gresham Street

London EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by Lloyds Banking Group plc of £750,000,000 aggregate principal amount of Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities, Lloyds Banking Group plc is filing the following document solely for incorporation into the Registration Statement on Form F-3 (File No. 333-265452):

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of August 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

Dated:	September 1, 2022	By:	/s/ Richard Shrimpton
			Name:	Richard Shrimpton
			Title:	Treasury Markets Director & Deputy Treasurer